UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: December 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Future FinTech Group Inc.
Full Name of Registrant

N/A
Former Name if Applicable

Americas Tower, 1177 Avenue of The Americas, Suite 5100
Address of Principal Executive Office (Street and Number)

New York, NY 10036
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Future FinTech Group Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company's financial statements in time for filing. The Company anticipates filing its Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Shanchun Huang	888	622-1218
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Future FinTech Group Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2023	By:	/s/ Shanchun Huang
Shanchun Huang
	Title:	Chief Executive Officer

Part IV. (3) Anticipated Significant Changes in Results of Operations

We anticipate that we will report the following significant changes in the results of operations from the 2022 fiscal year:

Revenue increased from $25.05 million in 2021 to $67.24 million in 2022, increase of $42.19 million or 168.40%. The increase in overall revenue was mainly due to an increase in the revenues from asset management services and supply chain financing service and trading business.

General and administrative expenses increased by $6.8 million, or 88.51%, from $7.7million to $14.47 million for the year ended 2022, compared to the same period of last fiscal year. The increase in general and administrative expenses was mainly due to increased professional service fees for acquisition projects and certain training and consulting fees for the acquired and newly established companies during the year ended December 31, 2022.

Selling expenses increased by $0.44 million to $0.81 million in 2022 as compared to $0.37 million in 2021, the increase in selling expenses was mainly due to increased salary and advertising fee.

Stock compensation expense was $1.28 million during the year ended December 31, 2022, as the Compensation Committee of the Board of Directors (the “Board”) of the Company granted certain shares of common stock of the Company to certain officers and employees in July 2022. Stock compensation expense was decreased 76.68% from $5.49 million in the year ended December 30, 2021 to $1.28 million in same period of 2022, mainly due to stock price was lower in 2022 than 2021.

The Company recorded $0.91 million of impairment loss in the year ended December 31, 2022 relating to short term investment which mainly due to Future Private Equity Fund Management (Hainan) Co., Ltd. invested $1.87 million (RMB13,000,000) to entrust Shanghai Yuli Enterprise Management Consulting Firm to invest in various types of investment portfolios. The impairment loss relating to the short term investment is due to overall economic environment has worsened in China with Covid-19 outbreak and related lockdown in various cities in China in 2022, Ukraine war, inflation, looming recession worldwide. According to the market value, the Company’s balance of the short term investment was $0.91 million on December 31, 2022.

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